Exhibit 6.5

October 31, 2016

Via Electronic Mail

Holosfind S.A.

21 rue de la Paix, 75002
Paris, France

Attn: Sylvain Bellaïche

Digital Social Retail, Inc.

1040 First Avenue, Suite 343,

New York, NY 10022

Attn: Sylvain Bellaïche

Re: Forbearance Agreement (the "Agreement")

Gentlemen:

Reference is made to that certain Investment Agreement, dated February 25, 2015 (the "Investment Agreement"), by and among Holosfind S.A. (the "Company"), Digital Social Retail, Inc. ("DSR"), and MG Partners II Ltd. ("MOP II"). Pursuant to the Investment Agreement, the Company issued and sold to MGP II, the Company's Terms and Conditions of the Bonds in the principal amount of $1,000,000. In connection with the Investment Agreement, the Company, DSR, and MGP II entered into a Pledge Agreement, dated February 25, 2015. Capitalized terms not otherwise defined herein shall have the meanings set forth in the Investment Agreement, the Pledge Agreement, and any and all transaction documents related to the Investment Agreement and the Pledge Agreement.

As you are aware, MGP II declared and gave notice to the Company and DSR that each was in default under various provisions of the Investment Agreement, the Pledge Agreement, and certain additional transaction documents related to the Investment Agreement and the Pledge Agreement, including without limitation, the Company's default under the Terms and Conditions of the Bonds, which were due at the latest on February 25, 2016. You acknowledge that such defaults remain uncured, the note is due and payable and that you currently do not know of any defense to such defaults.

At your request, MGP II has agreed (and, by its signature below, hereby confirms) to forebear the rights it is entitled to exercise under the Investment Agreement, Pledge Agreement, and any and all transaction documents related to the Investment Agreement and the Pledge Agreement, due to such defaults, until March 31, 2017, in consideration far the following:

1.	Upon the first closing of the Reg A+ offering, listing or quotation of DSR's shares of common stock ("DSR's Common Stock") on an Eligible Market (as defined below), MOP II shall at closing receive: (a) One Million Three Hundred Thousand Dollars ($1,300,000) from Holosfind and/or DSR, in U.S. Dollars; and (b) shares of DSR's Common Stock in an amount equal to Nine and 99/100 (9.99%) percent of the issued and outstanding shares of DSR's Common Stock, on a fully-diluted basis which shall include but not limited to all issued and outstanding DSR shares of Common Stock, and equity linked instruments at the listing or quotation of DSR's Common Stock on an Eligible Market. For the avoidance of doubt, MGP II shall own 9.99% of DSR on the date immediately following the listing or quotation of DSR's Common Stock on an Eligible Market. (the "DSR Equity"). "Eligible Market" means the OTCBB, the OTCQB, the OTCQX, the OTC Pink, The New York Stock Exchange, the Nasdaq Capital Market, the Nasdaq Global Select Market or the Nasdaq Global Market. Within five (5) business days of such listing or quotation, MOP II shall deliver a stock certificate free of all incurnbencies representing 9.99% of DSR's Common Stock, as detailed above. The DSR shares issued to MGP II shall have piggy-back registration rights. Upon the issuance of the DSR Common Stock to MGP II, MGP II will file all required U.S. Securities and Exchange Commission ("SEC") documents.

2.	DSR shall provide MGP II with evidence of a filed public registration statement for the registration of DSR's Common Stock with the SEC on or before December 15, 2016 ("DSR's Filed Registration Statement").

Upon fulfillment of above obligations, Holosfind/DSR will have fulfilled all its obligations towards MGP II. For the avoidance of doubt, all obligations, as detailed above, include but are not limited to the receipt by MGP H from Holosfind/DSR of; $1,300,000 U.S. Dollars and 9.99% of DSR's Common Stock on a fully-diluted basis.

Upon the issuance of DSR's Common Stock in accordance with one above, MGP II agrees to enter into a Leak-out Agreement ("Leak-out Agreement") with DSR in a form mutually agreeable to the parties thereto.

MGP II has the right to assign and/or sell this agreement in whole or in part including the monies due and/or the DSR Equity. Any person or entity holding DSR Equity agrees to be bound by the Leak-out Agreement. MOP II shall provide two business days, per French calendar, advanced notice via email pf any pending assignment, in whole or in part; to any party not related to MGP H. Such approval shall not be unreasonably withheld and no response shall be deemed acceptance. The advanced notice shall include the name and business address of the purchaser and the contemplated transaction.

In the event that Holosfind or DSR breach this Agreement, MGP II may terminate this Agreement at any time.

This Agreement shall be governed by and construed in accordance with the laws of the State of New York for DSR and in accordance with the laws of France for Holosfind, without giving effect to conflicts of laws principles. Except as expressly set forth herein, all of the terms and conditions of the Investment Agreement, the Pledge Agreement, and any all and transaction documents related to the Investment Agreement and the Pledge Agreement remain unchanged and are in full force and effect. This Agreement may not be modified or amended except pursuant to a further written agreement signed by the party to be charged therewith.

Kindly confirm your agreement with the above by signing in the space indicated below and by PDFing a partially executed copy of this letter to the undersigned, and which may be executed in identical counterparts, each of which shall be deemed an original but all of which shall constitute one and the same agreement.

[Signature pages follow]

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Very truly yours,

MG PARTNERS II LTD.

By:	/s/ Michael Abitebol
Name: Michael Abitebol
Title: Director

MG PARTNERS II LTD.

By:	/s/ James Keyes
Name: James Keyes
Title: Director

Acknowledged, Confirmed and Agreed To:

HOLOSFIND S.A.

By:	/s/ Bellaiche
	Name:	Bellaiche
	Title:	CEO, a duly authorized representative of the above entity

DIGITAL SOCIAL RETAIL, INC.

By:	/s/ Bellaiche
	Name:	Bellaiche
	Title:	CEO, a duly authorized representative of the above entity

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